Exhibit 23 (h)(iii)

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 26th day of July 2007, between MBIA Capital Management Corp. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of MBIA High Yield Fund, MBIA Multi-Sector Inflation Protection Fund, MBIA Core Plus Fixed Income Fund and MBIA Municipal Bond Inflation Protection Fund (the “Funds”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that from the commencement of the operations of each Fund through April 30, 2009, it will reduce its compensation and/or reimburse certain expenses for the Funds, to the extent necessary to ensure that the Funds’ total operating expenses, excluding taxes, (any class-specific expenses such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), interest extraordinary items and brokerage commissions, do not exceed, for both the Institutional Class and Retail Class shares of each Fund, 0.70% for the MBIA High Yield Fund, 0.85% for the MBIA Multi-Sector Inflation Protection Fund, 0.65% for the MBIA Core Plus Fixed Income Fund and 0.65% for the MBIA Municipal Bond Inflation Protection Fund (on an annual basis) of the Funds’ average daily net assets.

Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.

Term.  This Agreement shall terminate on April 30, 2009, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

MBIA CAPITAL MANAGEMENT CORP.

By:	/s/ Clifford Corso
Name:	Clifford Corso
Title:	President

FUNDVANTAGE TRUST, on behalf of the Funds

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President